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SECURITIES AND E

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AB 3/6

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlueLake Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Welch Rd

(No. and Street)

Londonderry (City) NH (State) 03053-2407 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Johns 603 437-0198 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Penchansky & Co. PLLC

(Name – *if individual, state last, first, middle name*)

70 Stark St (Address) Manchester (City) NH (State) 03101 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 02 2009 BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/18

OATH OR AFFIRMATION

I, Margaret Johns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlueLake Partners, LLC, as of February 27, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MISTY HAYWOOD, Notary Public
My Commission Expires September 3, 2013

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUELAKE PARTNERS, LLC

Financial Statements
December 31, 2008 and 2007

BLUELAKE PARTNERS, LLC

Table of Contents

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
BlueLake Partners, LLC
Londonderry, New Hampshire.

We have audited the accompanying balance sheet of BlueLake Partners, LLC (a Delaware Limited Liability Company) as of December 31, 2008 and 2007, and the related statement of income and changes in member's equity and statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlueLake Partners, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Penchansky & Co. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire
February 23, 2009

BLUELAKE PARTNERS, LLC
Balance Sheet
As of December 31

	2008	2007
Assets		
Current Assets:		
Cash	$ 83,983	$ 23,452
Accounts Receivable	0	2,750
Prepaid Expenses	2,172	2,511
Total Current Assets	86,155	28,713
Property and Equipment:		
Website	13,099	13,099
Computer Equipment	12,528	4,106
Software	672	205
Furniture & Fixtures	2,547	2,547
Accumulated Depreciation	(18,922)	(16,905)
Net Property and Equipment	9,924	3,052
Total Assets	**$ 96,079**	**$ 31,765**
Liabilities and Member's Equity		
Liabilities:		
Accounts Payable	$ 0	$ 460
Accrued Expenses	8,354	2,350
Total Liabilities	8,354	2,810
Member's Equity:		
Member's Equity	87,725	28,955
Total Member's Equity	87,725	28,955
Total Liabilities and Member's Equity	**$ 96,079**	**$ 31,765**

See Notes and Independent Auditor's Report

BLUELAKE PARTNERS, LLC
Statement of Revenues, Expenses and Changes in Member's Equity
For The Years Ended December 31

	2008	2007
Revenue:		
Financial Advisory Fees	$ 332,935	$ 51,750
Total Revenue	332,935	51,750
Operating Expenses:		
Resource Partner Payments	202,500	0
Professional Services	17,431	4,553
Travel, Meals and Entertainment	12,329	13,633
Supplies	7,526	3,750
Information Technology	3,191	1,384
Telephone	2,770	2,450
Licenses and Fees	2,254	2,854
Business Development	2,084	9,025
Depreciation	2,017	1,627
Bank Charges	627	311
Utilities	515	855
Total Operating Expenses	253,244	40,442
Income Before State Taxes	79,691	11,308
Provision for State Taxes	531	0
Net Income	79,160	11,308
Distributions to Member	(20,390)	(2,500)
Member's Equity, Beginning of Year	28,955	20,147
Member's Equity, End of Year	**$ 87,725**	**$ 28,955**

See Notes and Independent Auditor's Report

BLUELAKE PARTNERS, LLC
Statement of Cash Flows
For The Years Ended December 31,

	2008	2007
Cash Flows from Operating Activities:		
Net Income	$ 79,160	$ 11,308
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:		
Depreciation and Amortization	2,017	1,627
(Increase) Decrease in Accounts Receivable	2,750	(2,750)
(Increase) Decrease in Prepaid Expenses	339	323
Increase (Decrease) in Accounts Payable	(460)	107
Increase (Decrease) in Accrued Expenses	6,004	450
Total Adjustments	10,650	(243)
Net Cash Provided by (Used in) Operating Activities	89,810	11,065
Cash Flows from Investing Activities:		
Payments for the Purchase of Property	(8,889)	(1,800)
Net Cash Provided by (Used in) Investing Activities	(8,889)	(1,800)
Cash Flows from Financing Activities:		
Distributions Paid to Member	(20,390)	(2,500)
Net Cash Provided by (Used in) Financing Activities	(20,390)	(2,500)
Net Increase in Cash and Cash Equivalents	60,531	6,765
Cash and Cash Equivalents, Beginning of Year	23,452	16,687
Cash and Cash Equivalents, End of Year	**$ 83,983**	**$ 23,452**

-Continued on Next Page-

See Notes and Independent Auditor's Report

BLUELAKE PARTNERS, LLC
Statement of Cash Flows
For The Years Ended December 31,

	2008	2007
Supplemental Cash Flow Disclosures:		
Cash Paid During the Period for:		
State Taxes	$ 600	$ 0

See Notes and Independent Auditor's Report

NOTE 1 – General:

BlueLake Partners, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware in 2001 and is taxed as a sole proprietorship (see Note No. 3). The Company operates as a provider of corporate advisory services. The Company's offices are located in Londonderry, New Hampshire.

NOTE 2 - Summary of Significant Accounting Policies:

A. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Accounts Receivable

Accounts receivable are reported at net realizable value. Net realizable value is equal to the gross amount of accounts receivable less an estimated allowance for un-collectible accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account.

D. Depreciation

The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

	Years
Computer Equipment and Software	3-5
Furniture and Fixtures	7

-Continued on Next Page-

NOTE 2 - Summary of Significant Accounting Policies – continued:

E. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2008 and 2007 the Company had no cash equivalents.

F. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was $0 for the years ended December 31, 2008 and 2007.

NOTE 3 – Income Tax Matters:

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a federally taxable entity, no federal income tax expense has been recorded in these financial statements. The Company, however, is still liable for state income taxes. The Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", on January 1, 2007. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

NOTE 4 - Concentration of Credit Risk:

Cash includes cash on hand and deposits held in commercial bank accounts. Cash in these accounts at times exceeded the insured limit set by the Federal Deposit Insurance Corporation ("FDIC"). The Company's management believes this risk is minimal.